September 14, 2011

VIA EDGAR (Correspondence Filing)

Mr. Kieran G. Brown U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Ranger Funds Investment Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-175328; 811-22576

Dear Mr. Brown:

On behalf of the Registrant, this letter responds to the comments that you provided to JoAnn Strasser with respect to the registration statement on Form N-1A for Ranger Funds Investment Trust (the “Trust”), filed with the Commission on July I, 2011, and the Ranger Small Cap Fund, Ranger Mid Cap Fund, Ranger International Fund, and Ranger Quest for Income Fund (the “Funds”), each a series of the Trust.  Your comments are set forth below and each is followed by the Registrant’s response.

Ranger Small Cap Fund – Prospectus – Fund Summary

Comment 1.

Please confirm that any expense reimbursement or fee waiver arrangement that is included in the Fee Table will reduce fund operating expenses for no less than one year from the effective date. In addition, please explain to us what expenses are included in the “indirect expenses” identified in the third line of footnote 3. Also, the footnote states that “expenses of other investment companies in which the Fund may invest” will be excluded from the waiver. Please revise this sentence to clarify that these expenses excluded from the waiver are the “acquired fund fees and expenses” described in the next caption of the Fee Table.

Response:  The first sentence of footnote 3 has been revised to read as follows:

The Fund’s adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until January 31, 2014, to ensure that total annual Fund operating expenses after fee waiver and/or reimbursement (exclusive of any Rule 12b-1 distribution or shareholder servicing fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (“acquired fund fees and expenses”), or extraordinary expenses such as litigation) will not exceed 1.50% of average daily net assets.

Comment 2.

The second sentence of the narrative preceding the Example to the Fee Table states that the Example assumes that the Fund’s operating expenses remain the same. Please confirm to us that the figures expressed in the Example will include for the contractual fee waiver and/or reimbursement only for the period expressed in footnote (3) to the Fee Table and thereafter will reflect the Fund’s total annual fund operating expenses without the effect of the waiver and/or reimbursement.

Response:   The Registrant has confirmed to us that the figures expressed in the Example will include the contractual fee waiver and/or reimbursement only for the period expressed in footnote (3) to the Fee Table and thereafter will reflect the Fund’s total annual fund operating expenses without the effect of the waiver and/or reimbursement.

Comment 3.

The second sentence of the first paragraph under “Principal Investment Strategies” states “The Fund defines small cap companies as those, which at the time of purchase, were in the capitalization range of the Russell 2000 Growth Index, which was $7.2 million to $5.2 billion as of December 31,2010.” Please revise to define small cap with a specific number or numbers (e.g., “The Fund defines small cap companies as those, which at the time of purchase, have capitalizations ranging between $7.2 million to $5.2 billion.”). The definition may be based on the capitalizations of companies in an index generally recognized as “small cap,” as of the most recent reconstitution date (e.g., if Company X was the largest company in a small cap index as of the reconstitution date, with $2 billion in assets, but Company X subsequently increased to $10 billion in assets after the reconstitution date, the Fund can use $2 billion for its definition of small cap).

Response:   The above-referenced sentence has been revised to read as follows:

The Fund defines small cap companies as those that at the time of purchase: (i) have a market capitalization between $100 million and $2 billion, or (ii) are within the capitalization range of companies represented within the Russell 2000 Growth Index, as of its most recent reconstitution date.

Comment 4.

The third sentence of the second paragraph under “Principal Investment Strategies” states “[t]he adviser seeks to preserve capital primarily through diversification using the following limits, each as measured at the time of purchase: maximum position size 5.0% and average position size 2.0% - 2.5%.” Please explain to us what portion of the Fund’s assets these figures represent (e.g., net assets or total assets).

Response:   The above-referenced sentence has been deleted.

Comment 5.

Under “Principal Investment Risks,” the first sentence states that “An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Will the Fund be offered or sold through insured depository institutions? If not, please delete this sentence.

Response:   The above-referenced sentence has been deleted.

Comment 6.

Under “Principal Investment Risks,” the description of Management Risk states “The adviser’s judgments about the attractiveness and potential appreciation of one or more may prove to be inaccurate and may not produce the desired results.” This sentence appears to be missing some text, please revise.

Response:   The sentence has been revised to insert the word “securities” after the phrase “one or more”.

Comment 7.

Under “Principal Investment Risks,” the description of Portfolio Turnover Risk states that increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs and may result in taxable capital gains. What is the Fund’s expected portfolio turnover? If greater than 100%, please include disclosure in the Principal Investment Strategies section that the Fund will engage in frequent and active trading.

Response:  The Fund’s expected turnover rate is expected to be greater than 100%.   The following disclosure has been added to the Principal Investment Strategies section for the Small Cap Fund and the Mid Cap Fund: “The Fund’s adviser may engage in active and frequent trading of the Fund’s portfolio securities to achieve the Fund’s investment objective.”

Comment 8.

Please confirm that for each risk described in the Principal Investment Risk section, the Principal Investment Strategies section includes corresponding disclosure describing the strategies that subject the Fund to such risks.

Response:   The “ADR and Domestically Traded Securities of Foreign Issuers” risk disclosure has been deleted from the Principal Investment Risks section for the Small Cap Fund and Mid Cap Fund.  The Registrant has confirmed to us that each of the remaining risks described in the Principal Investment Risks section corresponds to disclosure in the applicable Fund’s strategy disclosure.

Comment 9.

Under “Principal Investment Risks,” the Small Cap Company Risk has a smaller font than the remainder of the document. Please match the font used in the remainder of the document. Please also revise this font in the description of Mid Cap Company Risk in the Summary Section for the Rangers Mid Cap Fund, and in the description of Small and Mid Capitalization Company Risk in the Summary Sections for the Ranger International Fund and Ranger Quest for Income Fund.

Response:   The fonts used throughout the above-referenced sections have been modified to be consistent throughout the respective sections.

Comment 10.

Please include disclosure in the “Performance” section that the information to be included in this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare to those of a broad measure of market performance.

Response:   The second sentence of the above-referenced section has been revised as follows: “In the future, performance information will be presented in this section of the Prospectus, and such information will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years (as applicable) compare to those of a broad measure of market performance.”

Ranger Mid Cap Fund – Prospectus – Fund Summary

Comment 11.

The second and third sentences in the first paragraph under “Principal Investment Strategies” state “The Fund defines mid cap companies as those with a market capitalization between $1.5 and $10 billion at the time of purchase. The Fund defines mid cap companies as those, which at the time of purchase, were in the capitalization range of the Russell Midcap Growth Index, which was $752.4 million to $21.5 billion as of December 31,2010.” Which definition will be used? If the second sentence will be used, please also see Comment 3 above (modified, as necessary, to describe a mid cap company rather than a small cap company).

Response:   The above-referenced sentence has been revised to read as follows:

The Fund defines mid cap companies as those that at the time of purchase: (i) have a market capitalization between $1.5 billion and $10 billion, or (ii) are within the capitalization range of companies represented within the Russell Mid Cap Growth Index, as of its most recent reconstitution date.

Ranger Quest for Income Fund – Prospectus – Fund Summary

Comment 12.

The investment objective section states that “The Fund seeks total return from capital growth and income.” As the Fund’s name includes the word “income,” please revise this section to indicate that the Fund’s investment objective is income. You may include total return and capital growth as secondary objectives.

Response:   The Fund’s investment objective has been revised as follows: “The Fund seeks long-term growth of capital while providing current income.”  Please note that, as described further below, the name of the Fund has been revised to be the “Ranger Quest for Income and Growth Fund”.

Comment 13.

The fourth sentence of “Master Limited Partnership Risks” states that the Fund’s MLP investments will be primarily but not exclusively focused in the energy sector. Please note this in the Principal Investment Strategy section as well.

Response:   The following sentence has been inserted after the fourth sentence of the Principal Investment Strategy section: “The Fund’s MLP investments will be primarily but not exclusively focused in the energy sector.”

Prospectus – Management

Comment 14.

In the relevant paragraph for Ranger Investment Management, L.P., Ranger International (TX) Management, LP, and Ranger International Management, L.P., please disclose how long the entities have been providing advisory services.

Response:   The Management disclosure has been revised to correctly refer to “Ranger International Management (TX), LP” as the adviser to the Ranger International Fund and the Ranger Quest for Income and Growth Fund.  Additionally, the following sentence has been added to the Management disclosure: “Ranger International  Management (TX), LP and Ranger International Management, L.P. have been providing advisory services since June 1, 2010.”

Comment 15.

Please state that the Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Fund.

Response:   The following sentence has been added as a new paragraph immediately above the heading “Adviser’s Prior Performance Information – Ranger Small Cap Strategy”: “The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Funds.”

Comment 16.

In the description of the “Sub-Adviser” section under the Ranger International Fund and Ranger Quest for Income Fund, disclosure states that the [sub] adviser is entitled to receive an advisory fee equal to fifty percent of management fee “collected” by the adviser. Will the sub-adviser be entitled to receive a fee based only on the net fees collected by the adviser (in accordance with the contractual fee waivers described in footnote (3) to the Fee Table) and, if so, will the sub-adviser be entitled to a portion of any additional fees collected by the adviser pursuant to any recoupments (as described in footnote (3) to the Fee Table)?

Response:   The fourth sentence of that section has been revised to refer to “net” management fees.  The Sub-Adviser will be entitled to receive a fee based only on the net fees collected by the adviser (in accordance with the contractual fee waivers described in the footnote (3) of the Fee Table.   In addition, the Sub-Adviser will be entitled to a portion of any additional fees collected by the adviser pursuant to any recoupments.

Prospectus – How Shares are Priced

Comment 17.

The second paragraph states that if market quotations are not readily available, securities will be valued at their fair market value as determined in good faith “by the adviser” in accordance with procedures approved by the Fund’s board of trustees. The third paragraph states that the Fund’s adviser “or sub-adviser” may need to price the securities of the Fund using the Fund’s fair value pricing guidelines. Please revise this apparent inconsistency.

Response:   The second paragraph has been revised in relevant part as follows: “ If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the adviser (for the Ranger Small Cap Fund or Ranger Mid Cap Fund) or the sub-adviser (for the Ranger International Fund or Ranger Quest for Income Fund) in accordance with procedures approved by the Funds’ Board of Trustees and evaluated quarterly by the Board as to the reliability of the fair value method used.

Comment 18.

The last paragraph states that the Fund will value assets that are invested in open-end management investment companies registered under the 1940 Act at each underlying fund’s net asset value. Please clarify in this section that the Fund will value its holdings in exchange traded funds at their market prices.

Response:   The following sentence has been added to the end of the above-referenced paragraph: “The Fund will value its holdings in exchange traded funds in the same manner that it values securities other than open-end management investment companies.”

Statement of Additional Information

Comment 19.

The paragraph under “Senior Securities” states “Each Fund will not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Funds, provided that the Fund’s engagement in such activities is consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.” This paragraph is confusing. If true, please revise to clarify that the Funds may invest in senior securities to the extent permitted by the 1940 Act. Please also confirm that the risks of issuing senior securities are described in the SAI.

Response:   The above referenced paragraph has been revised as follows: “Each Fund will not issue senior securities, except to the extent that such issuance or sale of a senior security by the Funds ~~. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Funds, provided that the Fund’s engagement in such activities~~is consistent with or permitted by the Investment Company Act of 1940, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.”  The Registrant has confirmed to us that it does not presently expect to issue senior securities.  If the Registrant decides to issue senior securities in the future, disclosure regarding such issuance(s) will be added to the SAI.

Additional Changes

In addition to the above-noted changes in response to your comments, please note that Registrant intends to rename the “Ranger Quest for Income Fund” to the “Ranger Quest for Income and Growth Fund”.  Additionally, as you previously discussed with JoAnn Strasser, the Registrant also intends to add an additional class of shares (Institutional Class) to the Trust’s Registration Statement and to name the currently disclosed class of shares “Investor Class” shares.  Changes to the Registration Statement as a result of the additional class of shares will include:

Prospectus

1.  Each Fund’s fee table and expense examples will include corresponding information for each class of shares.

2.  Each Fund’s disclosure under “Purchase and Sale of Fund Shares” will be revised in relevant part to state: “The minimum initial investment is $25,000 for Investor Class shares and $1,000,000 for Institutional Class shares.  The minimum subsequent investment for Investor Class shares is $5,000; there is no minimum subsequent investment for Institutional Class shares.”

3.  The following disclosure will be added to section regarding “How to Purchase Shares”:

Share Classes:  This Prospectus describes two classes of shares offered by each Fund: Investor Shares and Institutional Shares.  The main differences between each class are minimum investment requirements and ongoing fees.  In choosing which class of shares to purchase, you should consider which will be most beneficial to you, given the amount of your purchase and the length of time you expect to hold the shares.  Each class of shares in each Fund represents interest in the same portfolio of investments in the respective Fund.

Investor Shares:  Investor Class shares of each Fund are offered at their NAV without an initial sales charge. This means that 100% of your initial investment is placed into shares of the respective Fund.  Investor Class shares pay up to 0.25% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services.  Over time, fees paid under this distribution and service plan will increase the cost of an Investor Class shareholder’s investment and may cost more than other types of sales charges.  The minimum initial investment for Investor Class shares for all accounts (including IRAs) is $25,000 and the minimum subsequent investment is $5,000.

Institutional Shares:  Institutional Class shares are offered at their NAV without an initial sales charge.  This means that 100% of your initial investment is placed into shares of the respective Fund.  In addition, Institutional Class shares do not have a distribution or service-related fee.  The minimum initial investment amount for Institutional Class shares for all accounts (including IRAs) is $1,000,000. There is no minimum for subsequent investments.

Factors to Consider When Choosing a Share Class:  When deciding which class of shares of a Fund to purchase, you should consider the investment minimums for each class and present and future amounts you may invest in the Fund.  To help you make a determination as to which class of shares to buy, please refer back to the examples of each Fund’s expenses over time in the Fees and Expenses section of this Prospectus. You also may wish to consult with your financial adviser for advice with regard to which share class would be most appropriate for you.

Statement of Additional Information

4.  The fourth sentence under “The Funds” will be revised to read as follows: “ Each Fund is a diversified series of the Trust and each Fund offers two classes of shares—Investor Class shares and Institutional Class shares.

5.  The section entitled “Distribution of Shares—Rule 12b-1 Plan” will be revised to clarify that the Plan only applies to Investor Class shares.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at
(513) 352-6725.

Sincerely,

/s/ Thompson Hine

Thompson Hine LLP